The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell these securities nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Preliminary Pricing Supplement	SUBJECT TO COMPLETION	November 2, 2006

Pricing Supplement No. 41 to the Prospectus dated December 21, 2005 and the
Prospectus Supplement dated December 21, 2005

US$ Royal Bank of Canada Direct Investment Notes due November 29, 2007 Linked to the Performance of RBC Dain Rauscher’s Guided Portfolio: Dividend Growth

Issuer:	Royal Bank of Canada (“Royal Bank”)

Program:	Senior Global Medium-Term Notes, Series B

Issue Date:	November 27, 2006

Pricing Date:	November 21, 2006 (the “Pricing Date”)

Maturity Date.	November 29, 2007

Basket:	The Notes are linked to the value of an equally-weighted basket (the “Basket”) of twenty stocks of companies (the “Underlying Stocks” and each, an “Underlying Stock”), which, as of October 3, 2006, comprised RBC Dain Rauscher’s Guided Portfolio: Dividend Growth (the “Portfolio”). Each Underlying
Stock has a weighting of 5%. The initial value of the Basket will be calculated based on the closing prices of the Underlying Stocks on the Pricing Date. The names of the Underlying Stocks (which will not change even though the composition of the Portfolio may change from time to time) can be found on page P-11.

Coupon:	We will not pay you interest during the term of the Notes.

Denomination:	US$5,000 and integral multiples of $1,000 in excess thereof (except that non-U.S. investors may be subject to higher minimums, including certain investors who are residents of countries located in the Eurozone, for whom the minimum may be $50,000).

Payment at Maturity:	At maturity, you will receive a cash payment equal to principal amount x (1 + Percentage Change + Basket
Dividend Yield).

You could lose some or a substantial amount of your principal amount invested if there has been a decline in the value of the Underlying Stocks at maturity or if the value of the Underlying Stocks has not increased sufficiently such that the payment at maturity, including the Basket Dividend Yield, is greater than the principal amount of the Notes plus the 2.75% premium payable upon purchase thereof.

Percentage Change:	The Percentage Change is equal to the equal-weighted return of the Underlying Stocks. The Percentage
Change is calculated using the following formula:

Where, there are 20 Underlying Stocks. Sit is the closing price for each Underlying Stock i on the Valuation
Date. Sio is the closing price for each Underlying Stock i on the Pricing Date. The closing prices are subject to adjustment by the Calculation Agent in certain circumstances as described herein.

Basket Dividend Yield:	The Basket Dividend Yield is equal to the sum of the Dividend Yields for each of the Underlying Stocks, divided by 20.

Dividend Yield:	Dividend Yield means, for any Underlying Stock, 100% of the gross cash ordinary dividends per share of such Underlying Stock declared by the related issuer to holders of record of a share of such Underlying
Stock where the date that the shares of such Underlying Stock have commenced trading ex-dividend on the relevant exchange occurs during the period from and excluding the Pricing Date to and including the
Valuation Date and expressed as a percentage of the Initial Stock Price for that Underlying Stock. The
Calculation Agent will adjust the Dividend Yield in connection with the payment of any extraordinary cash dividend on any of the Underlying Stocks or in connection with any anti-dilution adjustments with respect to any of the Underlying Stocks.

Valuation Date:	November 26, 2007 (the “Valuation Date”).

Initial Stock Prices:	The closing prices of the Underlying Stocks on the Pricing Date. The calculation agent will adjust the
Initial Stock Prices, in connection with any anti-dilution adjustments with respect to any of the Underlying
Stocks.

Final Stock Prices:	The closing prices of the Underlying Stocks on the Valuation Date.

Clearance and Settlement:	DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Description of Securities We May Offer—Ownership and Book-Entry Issuance” in the
accompanying prospectus).

CUSIP Number:	78008EBCF2

Listing:	The Notes will not be listed on any securities exchange or quotation system.

Calculation Agent:	The Bank of New York, as successor to the corporate trust business of JPMorgan Chase Bank, N.A.

Investing in the Notes involves risks that are described in the “Risk Factors” section beginning on page P-6 of this pricing supplement and page S-1 of the accompanying prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these Notes or passed upon the accuracy of this pricing supplement or the accompanying prospectus and prospectus supplement. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, RBC Capital Markets Corporation or another of our affiliates may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

The Notes will not constitute deposits insured under the Canada Deposit Insurance Corporation or by the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. governmental agency or instrumentality.

			Proceeds to
	Price to Public	Agent’s Commission	Royal Bank
Per Note	102.75%	%	%
Total	$	$	$

RBC Capital Markets Corporation

Pricing Supplement dated November , 2006

TABLE OF CONTENTS

Pricing Supplement

Summary	P-1
Risk Factors	P-6
Summary Information Regarding the Basket and the Underlying Stocks	P-10
Specific Terms of the Notes	P-16
Use of Proceeds and Hedging	P-25
Supplemental Tax Considerations	P-26
Supplemental Plan of Distribution	P-28
Documents Filed as Part of the Registration Statement	P-28
Exhibit	P-29

Prospectus Supplement
About This Prospectus Supplement	S-1
Risk Factors	S-1
Use of Proceeds	S-4
Description of the Notes We May Offer	S-5
Certain Income Tax Consequences	S-22
Supplemental Plan of Distribution	S-34
Documents Filed as Part of the Registration Statement	S-39

Prospectus
Documents Incorporated by Reference	1
Where You Can Find More Information	2
About This Prospectus	3
Caution Regarding Forward-Looking Information	4
Royal Bank of Canada	4
Risk Factors	5
Use of Proceeds	5
Consolidated Ratios of Earnings to Fixed Charges	5
Capitalization and Indebtedness	6
Description of Securities We May Offer	6
The Trustee	22
Tax Consequences	22
Plan of Distribution	22
Benefits Plan Investor Considerations	24
Validity of Securities	25
Experts	25
Limitation on Enforcement of U.S. Laws Against RBC, Our Management and Others	25
Documents Filed as Part of the Registration Statement	26

i

SUMMARY

The Notes (the “Notes”) are medium-term notes issued by Royal Bank offering return of principal at maturity linked to the performance of a basket of twenty stocks which, as of October 3, 2006, comprised RBC Dain Rauscher’s Guided Portfolio: Dividend Growth. Since the notes are being offered at a premium, you will receive more than the principal amount invested (“principal amount”) on the Notes at maturity only if the Basket Dividend Yield plus any adjustment to the principal amount from an increase in the value of the Basket exceeds the 2.75% premium on the Notes. If the value of the Basket depreciates, you may lose a substantial amount of your principal amount invested. The following is a summary of the terms of the Notes, as well as a discussion of risks and other considerations you should take into account when deciding whether to invest in the Notes. The Notes may be offered to certain investors outside the United States in accordance with applicable local law. The information in this section is qualified in its entirety by the more detailed explanations set forth elsewhere in this pricing supplement and the accompanying prospectus and prospectus supplement. References to the “prospectus” mean our accompanying prospectus, dated December 21, 2005, and references to the “prospectus supplement” mean our accompanying prospectus supplement, dated December 21, 2005, which supplements the prospectus. Capitalized terms used in this pricing supplement which are defined in the accompanying prospectus or prospectus supplement shall have the meanings assigned to them in the prospectus or prospectus supplement.

Selected Purchase Considerations:

  Growth Potential—The Notes provide the opportunity for participation in potential increases in the performance of the Basket. You will receive 100% of any such gains at maturity.

  Investment Limited to a Basket of Stocks Comprising RBC Dain Rauscher’s Guided Portfolio: Dividend Growth —The Notes are linked to the performance of the following Underlying Stocks, which, as of October 3, 2006, comprised RBC Dain Rauscher’s Guided Portfolio: Dividend Growth:

Underlying Stock	Industry Group	Exchange
V.F. Corporation	Consumer Discretionary	NYSE
Altria Group, Inc.	Consumer Staples	NYSE
The Proctor & Gamble Company	Consumer Staples	NYSE
BP p.l.c.	Energy	NYSE
Chevron Corporation	Energy	NYSE
The Allstate Corporation	Financials	NYSE
Bank of America Corporation	Financials	NYSE
Citigroup Inc.	Financials	NYSE
U.S. Bancorp	Financials	NYSE
Johnson & Johnson	Health Care	NYSE
Eli Lilly and Company	Health Care	NYSE
Pfizer Inc.	Health Care	NYSE
3M Company	Industrials	NYSE
General Electric Co.	Industrials	NYSE
The Dow Chemical Company	Materials	NYSE
AT&T Inc.	Telecommunication Services	NYSE
Verizon Communications Inc.	Telecommunication Services	NYSE
Dominion Resources, Inc.	Utilities	NYSE
Duke Energy Corporation	Utilities	NYSE
NSTAR	Utilities	NYSE

Selected Risk Considerations:

An investment in the Notes involves risks. Some of these risks are summarized here, but we urge you to read the more detailed explanation of risks in “Risk Factors” in this pricing supplement.

  Market Risk—The extent to which the return on the Notes is positive or negative is linked to the performance of the Basket and will depend on whether, and the extent to which, the percentage change is positive or negative.

  Principal at Risk—You may lose a substantial amount of your principal amount invested at maturity, if the value of the Basket depreciates. In addition, since the Notes are being sold at a premium to their principal amount, you may not receive an amount greater than the amount invested even if the Basket appreciates prior to maturity. The Basket is composed of twenty Underlying Stocks whose prices may change unpredictably, affecting the value of your Notes in unforeseeable ways.

  There May Be Little or No Secondary Market for the Notes—The Notes will not be listed on any U.S. or foreign securities exchange or quotation system. There can be no assurance that a secondary market for the Notes will develop. We have been advised by RBC Capital Markets Corporation and RBC Dain Rauscher Inc. that they intend to engage in limited purchase and resale transactions. If they do, however, they are not required to do so and may stop at any time. If you sell your Notes prior to maturity, you may have to sell them at a substantial loss. You should be willing to hold the Notes to maturity.

  No Interest Payments—You will not receive any periodic interest payments on the Notes.

The Notes may be a suitable investment for you if:

  You seek an investment with a return linked to the performance of the Underlying Stocks.

  You are willing to hold the Notes to maturity.

  You do not seek current income from this investment.

The Notes may not be a suitable investment for you if:

  You seek current income from this investment.

  You are unwilling to risk any loss of principal.

  You believe the value of the Basket will decrease during the term of the Notes.

  You prefer the lower risk and therefore accept the potentially lower returns of unindexed fixed income investments with comparable maturities and credit ratings.

  You seek an investment for which there will be an active secondary market.

What Are the Tax Consequences?

The U.S. federal income tax consequences of owning the Notes are uncertain. The Notes should be treated as pre-paid cash-settled forward contracts linked to the value of the Basket and the terms of the Notes require you and us (in the absence of an administrative or judicial ruling to the contrary) to treat the Notes for all tax purposes in accordance with such characterization. However, alternative characterizations are possible.

For a discussion of the U.S. federal income tax consequences of your investment in the Notes, see “Supplemental Tax Considerations—Supplemental U.S. Tax Considerations” on page P-26.

For a discussion of the Canadian federal income tax consequences of your investment in the Notes, see “Supplemental Tax Considerations—Supplemental Canadian Tax Considerations” on page P-27.

Sample Calculations of the Payment at Maturity

The examples set out below are included for illustration purposes only. The prices and dividend yields of the Underlying Stocks are not estimates or forecasts of the initial stock prices and final stock prices or dividend yields of the Underlying Stocks on which the calculation of the Percentage Change and payment at maturity, will depend. All examples assume that a holder has purchased Notes with an aggregate Principal Amount of $10,000 and that no market disruption event has occurred.

Example 1— Calculation of the Payment at Maturity where Percentage Change of the Basket is positive.

It is assumed that the initial stock price, the final stock price and the dividend yield of the Underlying Stocks are as illustrated below. The Payment at Maturity would be calculated as follows:

	Initial	Final
	Stock	Stock	Percentage	Dividend
Underlying Stock	Price	Price	Change	Yield
V.F. Corporation	$73.00	$87.60	20.0000%	3.0000%
Altria Group, Inc.	$76.00	$85.12	12.0000%	4.5000%
The Proctor & Gamble Company	$62.00	$55.80	-10.0000%	2.0000%
BP p.l.c.	$65.00	$74.10	14.0000%	3.7000%
Chevron Corporation	$64.00	$74.24	16.0000%	3.3000%
The Allstate Corporation	$63.00	$90.72	44.0000%	2.2000%
Bank of America Corporation	$53.00	$67.84	28.0000%	4.1000%
Citigroup Inc.	$49.00	$46.55	-5.0000%	3.9000%
U.S. Bancorp	$33.00	$46.20	40.0000%	4.0000%
Johnson & Johnson	$65.00	$93.60	44.0000%	2.3000%
Eli Lilly and Company	$56.00	$68.32	22.0000%	2.8000%
Pfizer Inc.	$28.00	$41.44	48.0000%	3.4000%
3M Company	$73.00	$98.55	35.0000%	2.5000%
General Electric Co.	$35.00	$34.30	-2.0000%	2.8000%
The Dow Chemical Company	$38.00	$32.30	-15.0000%	3.9000%
AT&T Inc.	$32.00	$46.08	44.0000%	4.1000%
Verizon Communications Inc.	$37.00	$45.14	22.0000%	4.3000%
Dominion Resources, Inc.	$76.00	$86.64	14.0000%	3.6000%
Duke Energy Corporation	$30.00	$28.50	-5.0000%	4.1000%
NSTAR	$34.00	$37.40	10.0000%	3.6000%
			376.0000%	68.1000%

Payment at Maturity	=	$10,000 x (1 + Percentage Change + Basket Dividend Yield)
	=	$10,000 x (1 + 18.8000% + 3.4050%)
	=	$12,220.50.
$12,220.50 returned at maturity, resulting in a 22.2050% return on the Note.

Example 2— Calculation of the Payment at Maturity where Percentage Change of the Basket is negative.

It is assumed that the initial stock price, the final stock price and the dividend yield of the Underlying Stocks are as illustrated below. The Payment at Maturity would be calculated as follows:

	Initial	Final
	Stock	Stock	Percentage	Dividend
Underlying Stock	Price	Price	Change	Yield
V.F. Corporation	$73.00	$69.35	-5.0000%	3.0000%
Altria Group, Inc.	$76.00	$72.96	-4.0000%	4.5000%
The Proctor & Gamble Company	$62.00	$55.80	-10.0000%	2.0000%
BP p.l.c.	$65.00	$39.00	-40.0000%	3.7000%
Chevron Corporation	$64.00	$62.72	-2.0000%	3.3000%
The Allstate Corporation	$63.00	$66.15	5.0000%	2.2000%
Bank of America Corporation	$53.00	$50.88	-4.0000%	4.1000%
Citigroup Inc.	$49.00	$46.55	-5.0000%	3.9000%
U.S. Bancorp	$33.00	$32.34	-2.0000%	4.0000%
Johnson & Johnson	$65.00	$93.60	44.0000%	2.3000%
Eli Lilly and Company	$56.00	$68.32	22.0000%	2.8000%
Pfizer Inc.	$28.00	$16.80	-40.0000%	3.4000%
3M Company	$73.00	$51.10	-30.0000%	2.5000%
General Electric Co.	$35.00	$34.30	-2.0000%	2.8000%
The Dow Chemical Company	$38.00	$32.30	-15.0000%	3.9000%
AT&T Inc.	$32.00	$25.60	-20.0000%	4.1000%
Verizon Communications Inc.	$37.00	$24.05	-35.0000%	4.3000%
Dominion Resources, Inc.	$76.00	$81.32	7.0000%	3.6000%
Duke Energy Corporation	$30.00	$28.50	-5.0000%	4.1000%

	Initial	Final
	Stock	Stock	Percentage	Dividend
Underlying Stock	Price	Price	Change	Yield
NSTAR	$34.00	$34.68	2.0000%	3.6000%
			-139.0000%	68.1000%

Payment at Maturity	=	$10,000 x (1 + Percentage Change + Basket Dividend Yield)
	=	$10,000 x (1 + ( -6.9500%) + 3.4050%)
	=	$9,645.50.
$9,645.50 returned at maturity, resulting in a -3.5450% return on the Note.

RISK FACTORS

The Notes are not secured debt and are riskier than ordinary unsecured debt securities. The return at maturity of your principal amount invested in the Notes is linked to the performance of the Underlying Stocks. Investing in the Notes is not equivalent to investing directly in the Underlying Stocks. See “Summary Information Regarding the Basket and the Underlying Stocks” below for more information.

This section describes the most significant risks relating to an investment in the Notes. We urge you to read the following information about these risks, together with the other information in this pricing supplement and the accompanying prospectus and prospectus supplement, before investing in the Notes.

A Substantial Part of Your Investment is at Risk.

You could lose some or a substantial amount of your principal amount invested if there has been a decline in the value of the Underlying Stocks at maturity or if the value of the Underlying Stocks has not increased sufficiently such that the payment at maturity, including the Basket Dividend Yield, is greater than the principal amount of the Notes plus the 2.75% premium payable upon purchase thereof.

Any positive return in any Underlying Stock may be offset by a negative return in another Underlying Stock.

The Notes are linked to twenty Underlying Stocks which, as of October 3, 2006, comprised RBC Dain Rauscher’s Guided Portfolio: Divided Growth:

Underlying Stock	Ticker
V.F. Corporation	VFC
Altria Group, Inc.	MO
The Proctor & Gamble Company	PG
BP p.l.c.	BP
Chevron Corporation	CVX
The Allstate Corporation	ALL
Bank of America Corporation	BAC
Citigroup Inc.	C
U.S. Bancorp	USB
Johnson & Johnson	JNJ
Eli Lilly and Company	LLY
Pfizer Inc.	PFE
3M Company	MMM
General Electric Co.	GE
The Dow Chemical Company	DOW
AT&T Inc.	T
Verizon Communications Inc.	VZ
Dominion Resources, Inc.	D
Duke Energy Corporation	DUK
NSTAR	NST

All of the Underling Stocks are listed on the New York Stock Exchange. Each of the Underlying Stocks is given equal weight in calculating the Percentage Change. A positive return in any Underlying Stock may be offset by a negative return in another Underlying Stock resulting in a loss of principal amount at maturity.

There May Not Be an Active Trading Market for the Notes—Sales in the Secondary Market May Result in Significant Losses.

There may be little or no secondary market for the Notes. The Notes will not be listed or displayed on any securities exchange, the NASDAQ Global Market or any electronic communications network. We have been advised by RBC Capital Markets Corporation and RBC Dain Rauscher Inc. that they intend to make a market in the Notes, although they are not required to do so. RBC Capital Markets Corporation, RBC Dain Rauscher Inc. or any other affiliate of Royal Bank may stop any such market-making activities at any time. Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you.

If you sell your Notes before maturity, you may have to do so at a substantial discount from the issue price and as a result you may suffer substantial losses.

Changes that Affect the Underlying Stocks will Affect the Market Value of the Notes and the Amount you will Receive at Maturity.

Changes affecting the Underlying Stocks or the issuers of the Underlying Stocks, such as stock dividends, reorganizations or mergers, are reflected in the price of such Underlying Stock and therefore could affect the amount payable on the Notes at maturity, and the market value of the Notes prior to maturity. If events such as these occur, the calculation agent—which initially will be The Bank of New York, as successor to the corporate trust business of JPMorgan Chase Bank, N.A.—may adjust the initial stock price. See “Specific Terms of the Notes—Anti-Dilution Adjustments” beginning on page P-18. If the final stock price is not available because of a market disruption event or for any other reason, the calculation agent will determine the final stock price or fair market value of the Notes—and, thus, the amount payable at maturity—in a manner it considers appropriate, in its sole discretion.

Many Factors Affect the Market Value of the Notes.

The market value of the Notes will be affected by factors that interrelate in complex ways. It is important for you to understand that the effect of one factor may offset the increase in the market value of the Notes caused by another factor and that the effect of one factor may compound the decrease in the market value of the Notes caused by another factor. We expect that the market value of the Notes will depend substantially on the amount, if any, by which the value of the Basket appreciates or depreciates. If you choose to sell your Notes when the value of the Basket exceeds the value of the Basket on the Pricing Date, you may receive less than the amount that would be payable at maturity based on this level. We believe that other factors that may influence the value of the Notes include:

  the market prices of the Underlying Stocks;

  the dividend rate paid on Underlying Stocks;

  our creditworthiness, as represented by our credit ratings or as otherwise perceived in the market; and

  economic, financial, political, regulatory, or judicial events that affect the market prices of the Underlying Stocks or that affect stock markets generally.

Historical Performance of the Underlying Stocks Should Not Be Taken as an Indication of the Future Performance of the Underlying Stocks During the Term of the Notes.

The trading prices of the Underlying Stocks will principally determine the value of the Notes at maturity. The historical performance of each Underlying Stock does not give an indication of the future performance of each Underlying Stock. As a result, it is impossible to predict whether the price of any Underlying Stock will rise or fall.

The prices of the Underlying Stocks will be influenced by complex and interrelated political, economic, financial and other factors.

Trading and Other Transactions by Royal Bank or its Affiliates in the Underlying Stocks, or in Options or Other Derivative Products Limited to One or More of the Underlying Stocks or the Index May Impair the Market Value of the Notes.

As described below under “Use of Proceeds and Hedging” on page P-25, we or one or more affiliates may hedge our obligations under the Notes by purchasing or selling the Underlying Stocks and derivative instruments linked to the Underlying Stocks and we may adjust these hedges by, among other things, purchasing or selling Underlying Stocks or derivative instruments linked to one or more of the Underlying Stocks at any time. Although they are not expected to, any of these hedging activities may adversely affect the market price of one or more of the Underlying Stocks and, therefore, the market value of the Notes. It is possible that we or one or more of our affiliates could receive substantial returns form these hedging activities while the market value of the Notes declines.

We or one or more of our affiliates may also engage in trading in Underlying Stocks and other improvements relating to one or more of the Underlying Stocks on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. Any of these activities could adversely affect the market price of one or more of the Underlying Stocks and, therefore, the market value of the Notes. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of one or more of the Underlying Stocks. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the Notes.

The Business Activities of Royal Bank or its Affiliates May Create Conflicts of Interest.

As noted above, we and our affiliates expect to engage in trading activities related to one or more of the Underlying Stocks that are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders’ interest in the Notes and the interests we and our affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management. These trading activities, if they influence the price of one or more of the Underlying Stocks, could be adverse to the interests of the holders of the Notes. We and one or more of our affiliates may, at present or in the future, engage in business with the issuers of the Underlying Stocks, including making loans to or providing advisory services to those companies. These services could include investment banking and merger and acquisition advisory services. These activities may present a conflict between our or one or more of our affiliates’ obligations and the interests of holders of the Notes as beneficial owners of the Notes. Moreover, we and our affiliates have published, and in the future expect to publish, research reports with respect to some or all of the issuers of the Underlying Stocks. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any of these activities by us or one or more of our affiliates may affect the market prices of the Underlying Stocks and, therefore, the market value of the Notes.

You Will Not Receive Interest Payments on the Notes or Dividend Payments on the Underlying Stocks or Have Shareholder Rights in the Underlying Stocks.

You will not receive any periodic interest payments on the Notes and you will not receive any dividend payments or other distributions on the Underlying Stocks (other than the Basket Dividend Yield which is reflected in the Payment at Maturity). As an owner of the Notes, you will not have voting rights or any other rights that holders of Underlying Stocks may have. In addition, you will have no right to receive shares of any of the Underlying Stocks in exchange for your Notes on the Maturity Date.

The Calculation Agent Can Postpone the Calculation of the Final Stock Price for a Particular Underlying Stock on the Maturity Date if a Market Disruption Event Occurs on the Valuation Date.

The determination of the final stock price for the Underlying Stocks may be postponed if the calculation agent determines that a market disruption event has occurred or is continuing on the Valuation Date for one or more of the Underlying Stocks. If such a postponement occurs, the calculation agent will use the closing price of the particular Underlying Stock on the first business day on which no market disruption event occurs or is continuing. In no event, however, will the Valuation Date be postponed by more than ten business days. As a result, the maturity date for the Notes could also be postponed, although not by more than ten business days.

If the determination of the final stock price for the Underlying Stocks is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the date on which the final stock price will be determined by the calculation agent. In such an event, the calculation agent will make a good faith estimate in its sole discretion of the final stock price that would have prevailed in the absence of the market disruption event. See “Specific Terms of the Notes—Consequences of Market Disruption Events” beginning on page P-17.

There Are Potential Conflicts of Interest Between You and the Calculation Agent.

The Calculation Agent will, among other things, decide the amount of your payment at maturity on the Notes. We may change the calculation agent after the original issue date without notice to you. For a fuller description of the calculation agent’s role, see “Specific Terms of the Notes—Role of Calculation Agent”. The calculation agent will exercise its judgment when performing its functions. For example, the calculation agent may have to determine whether a market disruption event affecting the Underlying Stocks has occurred. This determination may, in turn, depend on the calculation agent’s judgment whether the event has materially interfered with our ability or the ability of one of our affiliates to unwind our hedge positions. Since this determination by the calculation agent will affect the payment at maturity on the Notes, the calculation agent may have a conflict of interest if it needs to make any such decision.

Significant Aspects of the Tax Treatment of the Notes Are Uncertain.

The tax treatment of the Notes is uncertain. We do not plan to request a ruling from the Internal Revenue Service or from any Canadian authorities regarding the tax treatment of the Notes, and the Internal Revenue Service or a court may not agree with the tax treatment described in this pricing supplement. Please read carefully the sections entitled “Summary—What Are the Tax Consequences?” and “Supplemental Tax Considerations” in this pricing supplement, and the section “Certain Income Tax Consequences” in the accompanying prospectus supplement. You should consult your tax advisor about your own tax situation.

Non-U.S. Investors May Be Subject to Certain Additional Risks

The Notes are denominated in U.S. dollars. If you are a non-U.S. investor who purchased the Notes with a currency other than U.S. dollars, changes in rates of exchange may have an adverse effect on the value, price or income of your investment.

This pricing supplement contains a general description of certain U.S. and Canadian tax considerations relating to the Notes. If you are a non-U.S. investor, you should consult your tax advisors as to the consequences, under the tax laws of the country where you are resident for tax purposes, of acquiring, holding and disposing of the Notes and receiving payments of principal or other amounts under the Notes.

SUMMARY INFORMATION REGARDING THE BASKET AND THE UNDERLYING STOCKS

The following is a description of the Basket of Underlying Stocks, which, as of October 3, 2006, comprised RBC Dain Rauscher’s Guided Portfolio: Dividend Growth (the “Portfolio”). We have obtained all information regarding the Basket contained in this pricing supplement from publicly available information. We make no representation or warranty as to the accuracy or completeness of such information. You, as an investor in the Notes, should make your own investigation into the Underlying Stocks. We have obtained all information regarding the Portfolio contained in this pricing supplement, including its make-up, and changes in its components from our affiliate, RBC Dain Rauscher Inc. (“RBC Dain Rauscher”). Neither we nor RBC Dain Rauscher make any representation or warranty as to the accuracy or completeness of such information. You, as an investor in the Notes, should make your own investigation into the Portfolio

The Portfolio

Objective of the Portfolio

The objective of the Portfolio is to provide investors current income with the potential for growing cash flow plus long-term capital appreciation. The Portfolio may be appropriate for investors who have an average risk tolerance and who are able to withstand volatility in the value of the Portfolio. Portfolio selections are based on the universe of companies followed by RBC Dain Rauscher’s fundamental research sources. Companies are selected for the strength of their business model, breadth of their management teams, a defined policy to return cash flow to investors, a history of strong free cash flow generation, and a commitment to dividend growth. The Portfolio is limited to twenty stocks and managed for tax efficiency. Stocks chosen should be eligible for the 15% dividend taxation rate for U.S.-based investors. Although the Portfolio’s composition may change from time to time, the Basket will not change.

Methodology to the Portfolio

An Investment Committee selects and monitors the companies included in the Portfolio. Members of the Investment Committee are also members of RBC Dain Rauscher’s Private Client Research Group. The universe of companies for selection encompasses the stocks under fundamental research by Argus, Credit Suisse, RBC Capital Markets, RBC Dain Rauscher, and Standard & Poor’s (“S&P”). The Portfolio will be limited to twenty stocks, with concentration of no greater than 25% in any one Standard & Poor’s major industry sector, as noted by their Global Industry Classification Standard (“GICS”) methodology. For diversification, RBC Dain Rauscher seeks a minimum of four S&P GICS sectors for representation in the Portfolio. The Portfolio will exclude real estate investment trusts, master limited partnerships and other investment structures that do not qualify for the preferential 15% dividend tax rate. RBC Dain Rauscher reserves the right to highlight and add eligible foreign companies that it deems attractive (as long as those companies trade on a U.S. exchange or Nasdaq or are otherwise blue-sky cleared in all U.S. states and territories) that also have an outstanding track record of returning cash flow to investors through dividends, despite the 15% withholding imposed by foreign governments.

Companies chosen for inclusion in the Portfolio are evaluated with emphasis placed on balance sheet strength, low business risk, strong dividend coverage, industry average or lower payout ratios, and an investment grade debt rating. RBC Dain Rauscher prefers to select companies with a strong track record of dividend increases. “Strong” by RBC Dain Rauscher’s definition may include some, but not all of the following: 1) an historical track record of dividend increases for at least five years, 2) current inclusion in the S&P Dividend Aristocrat List, 3) companies with free cash flow yields above the current dividend level, plus evidence that the management team is committed to returning a meaningful portion of its cash flow to investors through dividends or 4) renewed commitment by management to a consistent dividend policy.

Given the desire to create a Portfolio rather than a list of companies, RBC Dain Rauscher reserves the right to tailor a mix within the Portfolio that may meet some, but not all of the above criteria. For example, it may include slower growing dividend-paying companies with above average yields, and also include faster growing, but lower yielding companies that are expected to return a sizable percentage of their cash flow to investors over the business cycle. RBC Dain Rauscher remains committed to including companies of the highest quality and potential.

Changes to the Portfolio

RBC Dain Rauscher began publication of the Portfolio in July 2006. The Investment Committee for the Portfolio may make changes to the Portfolio for the following reasons: 1) the fundamentals and cash flow generation potential of an included company appear to be diminished compared with prior expectations, 2) a meaningful shift of prior dividend policy, 3) the Investment Committee deems the current valuation of the shares as above RBC Dain Rauscher’s fundamental valuation and suggests a switch to another company with more compelling fundamentals, 4) a fundamental downgrade in opinion by RBC Dain Rauscher’s research sources that warrants removal in the estimation of the Investment Committee, and 5) the desire to include a company whose fundamentals are superior to that of a company currently included in the Portfolio. Although the Portfolio’s composition may change from time to time, the Basket will not change.

The Underlying Stocks

The twenty stocks included in the Basket, each with a weighting of 5%, and each of which is listed on the New York Stock Exchange, are listed in the table below, together with each stock’s industry group as determined by Bloomberg L.P., its ticker symbol, its approximate market capitalization and its closing price on September 20, 2006.

			Market	Closing Price
			Capitalization	(October 31,
Underlying Stock	Industry Group	Ticker	(in mm)	2006)
V.F. Corporation	Consumer Discretionary	VFC	$8,407.00	$76.01
Altria Group, Inc.	Consumer Staples	MO	$170,511.00	$81.33
The Proctor & Gamble Company	Consumer Staples	PG	$200,157.00	$63.39
BP p.l.c.	Energy	BP	$220,037.00	$67.10
Chevron Corporation	Energy	CVX	$147,221.00	$67.20
The Allstate Corporation	Financials	ALL	$38,146.00	$61.36
Bank of America Corporation	Financials	BAC	$241,011.00	$53.87
Citigroup Inc.	Financials	C	$247,642.00	$50.16
U.S. Bancorp	Financials	USB	$59,431.00	$33.84
Johnson & Johnson	Health Care	JNJ	$196,503.00	$67.40
Eli Lilly and Company	Health Care	LLY	$63,291.00	$56.01
Pfizer Inc.	Health Care	PFE	$193,515.00	$26.65
3M Company	Industrials	MMM	$58,055.00	$78.84
General Electric Co.	Industrials	GE	$359,753.00	$35.11
The Dow Chemical Company	Materials	DOW	$38,819.00	$40.79
AT&T Inc.	Telecommunication Services	T	$131,129.00	$34.25
Verizon Communications Inc.	Telecommunication Services	VZ	$107,166.00	$37.00
Dominion Resources, Inc.	Utilities	D	$29,502.00	$80.99
Duke Energy Corporation	Utilities	DUK	$39,846.00	$31.64
NSTAR	Utilities	NST	$3,730.00	$34.79

Historical Performance of the Basket

The total performance of the Basket, which includes both price return and dividend income, over a five-year period commencing on October 31, 2001 and ending on October 31, 2006 is shown below. During this period, the Basket realized a total return of 60.97%, dividend income included. Assuming that the value of the Basket for the quarter ending on October 31, 2001 was 100, the value of the Basket on October 31, 2006 would have been 160.97, which would equate to a total return of 60.97% and an annualized rate of return of approximately 9.99%, dividend income included. By comparison, during the same period, the S&P 500 Index realized a total return of approximately 41.89% and an annualized rate of return of approximately 7.25%, dividend income included. The following graph presents the performance of the Basket during this period.

The information above is provided to help you evaluate the historical behavior of the Basket so that you can make an informed decision with respect to an investment in the Notes. Historical performance of the Underlying Stocks will not necessarily predict future performance of the Underlying Stocks or the Notes. The source of the data displayed in these charts is Bloomberg L.P. and its accuracy cannot be guaranteed.

Information Regarding the Issuers of the Common Stocks and Other Equity Securities Comprising the Basket

Each of the common stocks comprising the Basket is registered under the Securities Exchange Act of 1934. Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the Securities and Exchange Commission. Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC’s website at www.sec.gov. In addition, information regarding each of the common stocks comprising the Basket may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

The following information regarding each of the issuers of the common stocks comprising the Basket is derived from reports filed by these issuers with the SEC and other publicly available information.

We make no representation or warranty as to the accuracy or completeness of reports filed by the issuers with the SEC, information published by them on their websites or in any other format, information about them obtained from any other source or the information provided below.

V.F. Corporation

The common stock of V.F. Corporation is traded on the New York Stock Exchange under the symbol “VFC”. According to its publicly available documents, V.F. Corporation is a worldwide leader in the manufacturing and marketing of branded lifestyle apparel and related products. Information filed with the SEC by V.F. Corporation under the Exchange Act can be located by referencing its SEC file number: 001-05256.

Altria Group, Inc.

The common stock of Altria Group, Inc. is traded on the New York Stock Exchange under the symbol “MO”. According to its publicly available documents, Altria Group, Inc. is a holding company whose subsidiaries are engaged in the manufacture and sale of cigarettes and other tobacco products, and packaged foods and beverages. Information filed with the SEC by Altria Group, Inc. under the Exchange Act can be located by referencing its SEC file number: 001-08940.

The Procter & Gamble Company

The common stock of The Procter & Gamble Company is traded on the New York Stock Exchange under the symbol “PG”. According to its publicly available documents, The Procter & Gamble Company is a provider of branded consumer goods and products. Information filed with the SEC by The Procter & Gamble Company under the Exchange Act can be located by referencing its SEC file number: 001-00434.

BP p.l.c.

The ordinary shares of BP p.l.c. are traded on the New York Stock Exchange under the symbol “BP”. According to its publicly available documents, BP p.l.c. is engaged in the exploration and production of crude oil and natural gas. Information filed with the SEC by BP p.l.c. under the Exchange Act can be located by referencing its SEC file number: 001-06262.

Chevron Corporation

The common stock of Chevron Corporation is traded on the New York Stock Exchange under the symbol “CVX”. According to its publicly available documents, Chevron Corporation is engaged in fully integrated petroleum operations, chemicals, operations, mining operations of coal and other minerals, power generation and energy services. Information filed with the SEC by Chevron Corporation under the Exchange Act can be located by referencing its SEC file number: 001-00368.

The Allstate Corporation

The common stock of The Allstate Corporation is traded on the New York Stock Exchange under the symbol “ALL”. According to its publicly available documents, The Allstate Corporation is the largest publicly held personal lines insurer in the United States. Information filed with the SEC by The Allstate Corporation under the Exchange Act can be located by referencing its SEC file number: 001-11840.

Bank of America Corporation

The common stock of Bank of America Corporation is traded on the New York Stock Exchange under the symbol “BAC”. According to its publicly available documents, Bank of America Corporation, through its banking subsidiaries and various nonbanking subsidiaries, provides a diversified range of banking and nonbanking financial services in the United States and in selected international markets. Information filed with the SEC by Bank of America Corporation under the Exchange Act can be located by referencing its SEC file number: 001-06523.

Citigroup Inc.

The common stock of Citigroup Inc. is traded on the New York Stock Exchange under the symbol “C”. According to its publicly available documents, Citigroup Inc. is a diversified global financial services holding company whose businesses provide a brand range of financial services to consumer and corporate customers. Information filed with the SEC by Citigroup Inc. under the Exchange Act can be located by referencing its SEC file number: 001-09924.

U.S. Bancorp

The common stock of U.S. Bancorp is traded on the New York Stock Exchange under the symbol “USB”. According to its publicly available documents, U.S. Bancorp is a financial holding company that operates banking offices and bank-branded ATMs and provides a comprehensive line of banking, brokerage, insurance, investment, mortgage, trust and payment services products to consumers, businesses, government entities and institutions. Information filed with the SEC by U.S. Bancorp under the Exchange Act can be located by referencing its SEC file number: 001-06880.

Johnson & Johnson

The common stock of Johnson & Johnson is traded on the New York Stock Exchange under the symbol “JNJ”. According to its publicly available documents, Johnson & Johnson is engaged in the manufacture and sale of a broad range of products in the health care field. Information filed with the SEC by Johnson & Johnson under the Exchange Act can be located by referencing its SEC file number: 001-03215.

Eli Lilly and Company

The common stock of Eli Lilly and Company is traded on the New York Stock Exchange under the symbol “LLY”. According to its publicly available documents, Eli Lilly and Company is engaged in the discovery, development, manufacture and sale of pharmaceutical products. Information filed with the SEC by Eli Lilly and Company under the Exchange Act can be located by referencing its SEC file number: 001-06351.

Pfizer Inc.

The common stock of Pfizer Inc. is traded on the New York Stock Exchange under the symbol “PFE”. According to its publicly available documents, Pfizer Inc. is a research-based, global pharmaceutical company that discovers, develops, manufactures and markets leading prescription medicines for humans and animals. Information filed with the SEC by Pfizer Inc. under the Exchange Act can be located by referencing its SEC file number: 001-03619.

3M Company

The common stock of 3M Company is traded on the New York Stock Exchange under the symbol “MMM”. According to its publicly available documents, 3M Company is a diversified technology company with a global presence in the following businesses: health care; industrial; display and graphics; consumer and office; safety, security and protection services; electronics and telecommunications; and transportation. Information filed with the SEC by 3M Company under the Exchange Act can be located by referencing its SEC file number: 001-03285.

General Electric Company

The common stock of General Electric Company is traded on the New York Stock Exchange under the symbol “GE”. According to its publicly available documents, General Electric Company is a diversified industrial corporation engaged in developing, manufacturing and marketing of a wide variety of products for the generation, transmission, distribution, control and utilization of electricity. Information filed with the SEC by General Electric Company under the Exchange Act can be located by referencing its SEC file number: 001-00035.

Dow Chemical Company

The common stock of the Dow Chemical Company is traded on the New York Stock Exchange under the symbol “DOW”. According to its publicly available documents, the Dow Chemical Company is a leading science and technology company that provides innovative chemical, plastic and agricultural products and services to many essential consumer markets. Information filed with the SEC by the Dow Chemical Company under the Exchange Act can be located by referencing its SEC file number: 001-03433.

AT&T Inc.

The common stock of AT&T Inc. is traded on the New York Stock Exchange under the symbol “T”. According to its publicly available documents, AT&T Inc. is one of the largest providers of telecommunication services in the United States and the world. Information filed with the SEC by AT&T Inc. under the Exchange Act can be located by referencing its SEC file number: 001-08610.

Verizon Communications Inc.

The common stock of Verizon Communications Inc. is traded on the New York Stock Exchange under the symbol “VZ”. According to its publicly available documents, Verizon Communications Inc. is one of the world’s leading providers of communication services. Information filed with the SEC by Verizon Communications Inc. under the Exchange Act can be located by referencing its SEC file number: 001-08606.

Dominion Resources, Inc.

The common stock of Dominion Resources, Inc. is traded on the New York Stock Exchange under the symbol “D”. According to its publicly available documents, Dominion Resources, Inc. is a fully integrated gas and electric holding company. Information filed with the SEC by Dominion Resources, Inc. under the Exchange Act can be located by referencing its SEC file number: 001-08489.

Duke Energy Corporation

The common stock of Duke Energy Corporation is traded on the New York Stock Exchange under the symbol “DUK”. According to its publicly available documents, Duke Energy Corporation is a diversified energy company with a portfolio of natural gas and electric businesses, both regulated and unregulated, and an affiliated real estate company. Information filed with the SEC by Duke Energy Corporation under the Exchange Act can be located by referencing its SEC file number: 001-32853.

NSTAR

The common stock of NSTAR is traded on the New York Stock Exchange under the symbol “NST”. According to its publicly available documents, NSTAR is a holding company engaged through its subsidiaries in the energy delivery business serving approximately 1.4 million customers in Massachusetts. Information filed with the SEC by NSTAR under the Exchange Act can be located by referencing its SEC file number: 001-14768.

SPECIFIC TERMS OF THE NOTES

In this section, references to “holders” mean those who own the Notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Notes registered in street name or in the Notes issued in book-entry form through The Depository Trust Company or another depositary. Owners of beneficial interests in the Notes should read the section entitled “Description of the Notes We May Offer—Legal Ownership” in the accompanying prospectus supplement and “Description of the Securities We May Offer—Ownership and Book-Entry Issuance” in the accompanying prospectus.

The Notes are part of a series of senior debt securities entitled “Senior Global Medium-Term Notes, Series B” (the “medium-term notes”) that we may issue under the senior indenture, dated October 23, 2003, between Royal Bank and The Bank of New York, as successor to the corporate trust business of JPMorgan Chase Bank, N.A., as trustee, as amended, from time to time. This pricing supplement summarizes specific financial and other terms that apply to the Notes. Terms that apply generally to all medium-term notes are described in “Description of the Notes We May Offer” in the accompanying prospectus supplement. The terms described here (i.e., in this pricing supplement) supplement those described in the accompanying prospectus and prospectus supplement and, if the terms described here are inconsistent with those described in those documents, the terms described here are controlling.

Please note that the information about the price to the public and the net proceeds to Royal Bank on the front cover of this pricing supplement relates only to the initial sale of the Notes. If you have purchased the Notes in a market-making transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

We describe the terms of the Notes in more detail below.

Coupon

We will not pay you interest during the term of the Notes.

Denomination

We will offer the Notes in denominations of $5,000 and integral multiples of $1,000 in excess thereof (except that non-U.S. investors may be subject to higher minimums, including certain investors who are residents of countries located in the Eurozone, for whom the minimum may be $50,000).

Defeasance

There shall be no defeasance, full or covenant, applicable to the Notes.

Payment at Maturity

At maturity, you will receive a cash payment equal to principal amount x (1 + Percentage Change + Basket Dividend Yield).

The “Percentage Change” is equal to the equal-weighted return of the Underlying Stock and will be calculated as follows:

Where, there are 20 Underlying Stocks. Sit is the closing price for each Underlying Stock i on the Valuation Date. Sio is the closing price for each Underling Stock on the Pricing Date. The closing prices are subject to adjustment by the Calculation Agent in certain circumstances as described herein.

Basket Dividend Yield

The Basket Dividend Yield is equal to the sum of the Dividend Yield for each of the Underlying Stocks, divided by 20.

Dividend Yield

Dividend Yield means, for any Underlying Stock, 100% of the gross cash ordinary dividends per share of such Underlying Stock declared by the related issuer to holders of record of a share of such Underlying Stock where the date that the shares of such Underlying Stock have commenced trading ex-dividend on the relevant exchange occurs during the period from and excluding the Pricing Date to and including the Valuation Date and expressed as a percentage of the initial stock price for that Underlying Stock. The Calculation Agent will adjust the Dividend Yield in connection with the payment of any extraordinary cash dividend on any of the Underlying Stocks.

Maturity Date

If the maturity date stated on the cover of this pricing supplement is not a business day, in that case the maturity date will be the next following business day. If the third business day before this applicable day does not qualify as the Valuation Date in respect of any Underlying Stock, then the maturity date will be the third business day following the final valuation date. The calculation agent may postpone a Valuation Date—and therefore the maturity date—if a market disruption event occurs or is continuing on a day that would otherwise be the Valuation Date. We describe market disruption events under “—Consequences of Market Disruption Events” below.

Valuation Date

The Valuation Date means, in respect of an Underlying Stock, the Valuation Date stated on the cover of this pricing supplement, unless the calculation agent determines that a market disruption event occurs or is continuing on that day. In that event, the Valuation Date will be the first following business day on which the calculation agent determines that a market disruption event does not occur and is not continuing. In no event, however, will the final valuation date for the Notes be postponed by more than ten business days.

Consequences of Market Disruption Events

The calculation agent will determine the final stock price for each Underlying Stock on the Valuation Date. As described above, the Valuation Date may be postponed, and thus the determination of the final stock price may be postponed, if the calculation agent determines that, on the Valuation Date, a market disruption event has occurred or is continuing for one or more of the Underlying Stocks. If such a postponement occurs, the calculation agent will use the closing price of the particular Underlying Stock on the first business day on which no market disruption event occurs or is continuing. In no event, however, will the determination of the final stock price be postponed by more than ten business days.

If the determination of the final stock price is postponed to the last possible day, but a market disruption event for one or more of the Underlying Stocks occurs or is continuing on that day, that day will nevertheless be the date on which the final stock price will be determined by the calculation agent. In such an event, the calculation agent will make a good faith estimate in its sole discretion of the final stock price that would have prevailed in the absence of the market disruption event.

Any of the following will be a market disruption event:

o	a suspension, absence or material limitation of trading in the relevant Underlying Stock for more than two hours or during the one-half hour before the close of trading in the relevant market, as determined by the calculation agent in its sole discretion;

o

in any other event, if the calculation agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge with respect to the Notes that we or our affiliates have effected or may effect as described below under “Use of Proceeds and Hedging.”

The following events will not be market disruption events:

o	a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market; or

o	a decision to permanently discontinue trading in one or more of the Underlying Stocks.

Anti-Dilution Adjustments

Initially, the initial stock price for each stock will be the closing price of that stock on the Pricing Date. However, the calculation agent will adjust the initial stock price for each stock if any of the dilution events described below occurs with respect to that stock.

The calculation agent will adjust the initial stock price for each stock as described below, but only if an event below under this “—Anti-Dilution Adjustments” section occurs with respect to that stock and only if the relevant event occurs during the period described under the applicable subsection. The initial stock price for each stock will be subject to the adjustments described below, independently and separately, with respect to the dilution events that affect the stock.

If more than one anti-dilution event requiring adjustment occurs with respect to the initial stock price for a stock, the calculation agent will adjust that initial stock price for each event, sequentially, in the order in which the events occur, and on a cumulative basis. Thus, having adjusted the initial stock price for the first event, the calculation agent will adjust the initial stock price for the second event, applying the required adjustment to the initial stock price as already adjusted for the first event, and so on for each event. If an event requiring an anti-dilution adjustment occurs, the calculation agent will make the adjustment with a view to offsetting, to the extent practical, any change in the economic position of the holder and us, relative to your Note, that results solely from that event. The calculation agent may, in its sole discretion, modify the anti-dilution adjustments as necessary to ensure an equitable result.

Stock Splits and Stock Dividends

A stock split is an increase in the number of a corporation’s outstanding shares of stock without any change in its stockholders’ equity. When a corporation pays a stock dividend, it issues additional shares of its stock to all holders of its outstanding stock in proportion to the shares they own. Each outstanding share will be worth less as a result of a stock split or stock dividend.

If a stock that is an Underlying Stock is subject to a stock split or receives a stock dividend, then the calculation agent will adjust the initial stock price by dividing the prior initial stock price—that is, the initial stock price before the stock split or stock dividend—by the number equal to: (1) the number of shares of the stock outstanding immediately after the stock split or stock dividend becomes effective; divided by (2) the number of shares of the stock outstanding immediately before the stock split or stock dividend becomes effective. The initial stock price will not be adjusted, however, unless:

o

in the case of a stock split, the first day on which the stock trades without the right to receive the stock split occurs after the Pricing Date and on or before the valuation date on which the stock’s individual stock return is calculated; or

o	in the case of a stock dividend, the ex-dividend date occurs after the Pricing Date and on or before the valuation date on which the stock’s individual stock return is calculated.

The ex-dividend date for any dividend or other distribution with respect to a stock is the first day on which the stock trades without the right to receive that dividend or other distribution.

Reverse Stock Splits

A reverse stock split is a decrease in the number of a corporation’s outstanding shares of stock without any change in its stockholders’ equity. Each outstanding share will be worth more as a result of a reverse stock split.

If a stock that is an Underlying Stock is subject to a reverse stock split, then the calculation agent will adjust the initial stock price by multiplying the prior initial stock price by a number equal to: (1) the number of outstanding shares of the stock outstanding immediately before the reverse stock split becomes effective; divided by (2) the number of shares of the stock outstanding immediately after the reverse stock split becomes effective. The initial stock price will not be adjusted, however, unless the reverse stock split becomes effective after the date of this pricing supplement and on or before the valuation date on which the stock’s individual stock return is calculated.

Extraordinary Dividends

Any distribution or dividend on the Underlying Stock determined by the calculation agent to be a distribution or dividend that is not in the ordinary course of the issuer’s historical dividend practices will be deemed to be an extraordinary dividend. The calculation agent will determine if the dividend is an extraordinary dividend and, if so, the amount of the extraordinary dividend. Each outstanding share will be worth less as a result of an extraordinary dividend. The calculation agent will also adjust the Dividend Amount of an Underlying Stock in connection with the payment of any extraordinary cash dividend on that stock.

If any extraordinary dividend occurs with respect to a stock, the calculation agent will adjust the initial stock price to equal the product of: (1) the prior initial stock price, times (2) a fraction, the numerator of which is the amount by which the closing price of the stock on the business day before the ex-dividend date exceeds the extraordinary dividend amount and the denominator of which is the closing price of the stock on the business day before the ex-dividend date. The initial stock price will not be adjusted, however, unless the ex-dividend date occurs after the trade date and on or before the Valuation Date on which the stock’s individual stock return is calculated.

The extraordinary dividend amount with respect to an extraordinary dividend for a stock equals:

o	for an extraordinary dividend that is paid in lieu of a regular quarterly dividend, the amount of the extraordinary dividend per share of the stock minus the amount per share of the immediately preceding dividend, if any, that was not an extraordinary dividend for the stock; or

o	for an extraordinary dividend that is not paid in lieu of a regular quarterly dividend, the amount per share of the extraordinary dividend.

To the extent an extraordinary dividend is not paid in cash, the value of the non-cash component will be determined by the calculation agent. A distribution on a stock that is a stock dividend, an issuance of transferable rights or warrants or a spin-off event and also an extraordinary dividend will result in an adjustment to the initial stock price only as described under “—Stock Splits and Stock Dividends” above, “—Transferable Rights and Warrants” below or “—Reorganization Events” below, as the case may be, and not as described here.

Transferable Rights and Warrants

If the issuer of an Underlying Stock issues transferable rights or warrants to all holders of that stock to subscribe for or purchase the stock at an exercise price per share that is less than the closing price of the stock on the business day before the ex-dividend date for the issuance, then the applicable initial stock price will be adjusted by multiplying the prior initial stock price by the following fraction:

o	the numerator will be the number of shares of the stock outstanding at the close of business on the day before that ex-dividend date plus the number of additional shares of the stock that the aggregate offering price of the total number of shares of the stock so offered for subscription or purchase would purchase at the closing price of the stock on the business day before that ex- dividend date, with that number of additional shares being determined by multiplying the total number of shares so offered by the exercise price of those transferable rights or warrants and dividing the resulting product by the closing price on the business day before that ex-dividend date.

o	the denominator will be the number of shares of the stock outstanding at the close of business on the day before that ex-dividend date plus the number of additional shares of the stock offered for subscription or purchase under those transferable rights or warrants.

An initial stock price will not be adjusted, however, unless the ex-dividend date described above occurs after the trade date and on or before the valuation date on which the individual stock return is calculated.

Reorganization Events

If a stock issuer undergoes a reorganization event in which property other than the stock—e.g., cash and securities of another issuer—is distributed in respect of the stock, then, for purposes of calculating the performance rate of that stock, the calculation agent will determine the closing price of such stock on each valuation date to equal the value of the cash, securities and other property distributed in respect of one share of the stock.

If the calculation agent determines that, by valuing such cash, securities and other property, a commercially reasonable result is not achieved, then the calculation agent will, in its sole discretion, substitute another stock for that stock.

Each of the following is a reorganization event with respect to a stock:

o	the stock is reclassified or changed;

o	the stock issuer has been subject to a merger, consolidation or other combination and either is not the surviving entity or is the surviving entity but all the outstanding stock is exchanged for or converted into other property;

o	a statutory share exchange involving the outstanding stock and the securities of another entity occurs, other than as part of an event described in the two bullet points above;

o	the stock issuer sells or otherwise transfers its property and assets as an entirety or substantially as an entirety to another entity;

o	the stock issuer effects a spin-off—that is, issues to all holders of the stock equity securities of another issuer, other than as part of an event described in the four bullet points above;

o	the stock issuer is liquidated, dissolved or wound up or is subject to a proceeding under any applicable bankruptcy, insolvency or other similar law; or

o	another entity completes a tender or exchange offer for all the outstanding stock of the stock issuer.

Valuation of Distribution Property

If a reorganization event occurs with respect to a stock that is an Underlying Stock, and the calculation agent does not substitute another stock for that stock as described in “—Substitution” below, then the calculation agent will determine the applicable closing price on each Valuation Date so as to equal the value of the property—whether it be cash, securities or other property—distributed in the reorganization event in respect of one share of the stock, as such stock existed before the date of the reorganization. We refer to the property distributed in a reorganization event as distribution property, a term we describe in more detail below. The calculation agent will not make any determination for a reorganization event, however, unless the event becomes effective (or, if the event is a spin-off, unless the ex-dividend date for the spin-off occurs) after the trade date and on or before the Valuation Date on which the individual stock return is calculated.

For the purpose of making a determination required by a reorganization event, the calculation agent will determine the value of each type of distribution property, in its sole discretion. For any distribution property consisting of a security, the calculation agent will use the closing price for the security on the relevant date. The calculation agent may value other types of property in any manner it determines, in its sole discretion, to be appropriate. If a holder of the applicable stock may elect to receive different types or combinations of types of distribution property in the reorganization event, the distribution property will consist of the types and amounts of each type distributed to a holder that makes no election, as determined by the calculation agent in its sole discretion.

If a reorganization event occurs and the calculation agent adjusts the closing price of a stock on a Valuation Date to equal the value of the distribution property distributed in the event, as described above, the calculation agent will make further determinations for later events that affect the distribution property considered in determining the closing price. The calculation agent will do so to the same extent that it would make determinations if the applicable stock were outstanding and were affected by the same kinds of events.

For example, if a stock issuer merges into another company and each share of the stock is converted into the right to receive two common shares of the surviving company and a specified amount of cash, then on each Valuation Date the closing price of a share of the stock will be determined to equal the value of the two common shares of the surviving company plus the specified amount of cash. The calculation agent will further determine the common share component of such closing price to reflect any later stock split or other event, including any later reorganization event, that affects the common shares of the surviving company, to the extent described in “—Anti-Dilution Adjustments” or as described above in this “—Reorganization Events” section as if the common shares were the stock. In that event, the cash component will not be redetermined but will continue to be a component of the closing price.

When we refer to distribution property, we mean the cash, securities and other property distributed in a reorganization event in respect of each stock or in respect of whatever securities whose value determines the closing price on a valuation date if any adjustment resulting from a reorganization event has been made in respect of a prior event. In the case of a spin-off, the distribution property also includes the original stock in respect of which the distribution is made.

If a reorganization event occurs, the distribution property distributed in the event will be substituted for the applicable stock as described above. Consequently, in this terms supplement, when we refer to a stock, we mean any distribution property that is distributed in a reorganization event in respect of that stock. Similarly, when we refer to a stock issuer, we mean any successor entity in a reorganization event.

Substitution

If the calculation agent determines that a commercially reasonable result is not achieved by valuing distribution property with respect to a stock that becomes subject to a reorganization event, then the calculation agent will, in its sole discretion, substitute another stock for that stock. In such case, the adjustments described above in “—Valuation of Distribution Property” will not apply.

If the calculation agent so determines, it may choose, in its sole discretion, the stock of a different company listed on a national securities exchange or quotation system as a substitute for such stock. For all purposes, the substitute stock will be deemed to be a stock for purposes hereof.

The calculation agent will determine, in its sole discretion, the initial stock price and/or the manner of valuation of the substitute stock. The calculation agent will have the right to make such adjustments to the calculation of the individual stock performance as it determines in its sole discretion are necessary to preserve as nearly as possible our and your relative economic position prior to the reorganization event.

Payment of Additional Amounts

We will pay any amounts to be paid by us on the Notes without deduction or withholding for, or on account of, any and all present or future income, stamp and other taxes, levies, imposts, duties, charges, fees, deductions or withholdings (“taxes”) now or hereafter imposed, levied, collected, withheld or assessed by or on behalf of Canada or any Canadian political subdivision or authority that has the power to tax, unless the deduction or withholding is required by law or by the interpretation or administration thereof by the relevant governmental authority. At any time a Canadian taxing jurisdiction requires us to deduct or withhold for or on account of taxes from any payment made under or in respect of the Notes, we will pay such additional amounts (“Additional Amounts”) as may be necessary so that the net amounts received by each holder (including Additional Amounts), after such deduction or withholding, shall not be less than the amount the holder would have received had no such deduction or withholding been required.

However, no Additional Amounts will be payable with respect to a payment made to a holder of a Note, which we refer to as an “Excluded Holder”, in respect of a beneficial owner:

(i)	with which we do not deal at arm’s length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment;

(ii)	which is subject to such taxes by reason of its being connected presently or formerly with Canada or any province or territory thereof otherwise than by reason of the holder’s activity in connection with purchasing the Notes, the holding of Notes or the receipt of payments thereunder;

(iii)	which presents such Note for payment (where presentation is required) more than 30 days after the relevant date (except to the extent that the holder thereof would have been entitled to such Additional Amounts on presenting a Note for payment on the last day of such 30 day period); for this purpose, the “relevant date” in relation to any payments on any Note means:

(a) the due date for payment thereof, or

(b) if the full amount of the monies payable on such date has not been received by the Trustee on or prior to such due date, the date on which the full amount of such monies having been so received, notice to that effect is duly given to holders of the Notes in accordance with the Indenture; or

(iv)	who could lawfully avoid (but has not so avoided) such withholding or deduction by complying, or procuring that any third party comply with, any statutory requirements or by making, or procuring that any third party make, a declaration of non-residence or other similar claim for exemption to any relevant tax authority.

For the avoidance of doubt, we will not have any obligation to pay any holders Additional Amounts on any tax which is payable otherwise than by deduction or withholding from payments made under or in respect of the Notes at maturity.

We will also make such withholding or deduction and remit the full amount deducted or withheld to the relevant authority in accordance with applicable law. We will furnish to the Trustee, within 30 days after the date the payment of any taxes is due pursuant to applicable law, certified copies of tax receipts evidencing that such payment has been made or other evidence of such payment satisfactory to the Trustee. We will indemnify and hold harmless each holder of Notes (other than an Excluded Holder) and upon written request reimburse each such holder for the amount of (x) any taxes so levied or imposed and paid by such holder as a result of payments made under or with respect to the Notes, and (y) any taxes levied or imposed and paid by such holder with respect to any reimbursement under (x) above, but excluding any such taxes on such holder’s net income or capital.

For additional information, see the section entitled “Supplemental Tax Considerations—Supplemental Canadian Tax Considerations”.

Default Amount on Acceleration

If an event of default occurs and the maturity of the Notes is accelerated, we will pay the default amount in respect of the principal of the Notes at maturity. We describe the default amount below under “—Default Amount”.

For the purpose of determining whether the holders of our medium-term notes, of which the Notes are a part, are entitled to take any action under the indenture, we will treat the stated principal amount of each Note outstanding as the principal amount of that Note. Although the terms of the Notes may differ from those of the other medium-term notes, holders of specified percentages in principal amount of all medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the medium-term notes, including the Notes. This action may involve changing some of the terms that apply to the medium-term notes, accelerating the maturity of the medium-term notes after a default or waiving some of our obligations under the indenture. We discuss these matters in the attached prospectus under “Description of Debt Securities—Modification and Waiver” and “—Senior Events of Default; Subordinated Events of Default and Defaults; Limitations of Remedies”.

Default Amount

The default amount for the Notes on any day will be an amount, in U.S. dollars for the principal of the Notes, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the Notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the Notes. That cost will equal:

  the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus the reasonable expenses, including reasonable attorneys’ fees, incurred by the holders of the Notes in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for the Notes, which we describe below, the holders of the Notes and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest—or, if there is only one, the only—quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

  no quotation of the kind referred to above is obtained, or every quotation of that kind obtained is objected to within five business days after the due date as described above.

If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described  above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two business day objection period have not ended before the final valuation date, then the default amount will equal the principal amount of the Notes.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America or Europe, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

  A-1 or higher by Standard & Poor’s Ratings Group or any successor, or any other comparable rating then used by that rating agency, or

  P-1 or higher by Moody’s Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

Manner of Payment and Delivery

Any payment on or delivery of the Notes at maturity will be made to accounts designated by you and approved by us, or at the office of the trustee in New York City, but only when the Notes are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Business Day

When we refer to a business day with respect to the Notes, we mean each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in New York City are authorized or obligated by law or executive order to close.

Role of Calculation Agent

JPMorgan Chase Bank, National Association will serve as the calculation agent. We may change the calculation agent after the original issue date of the Notes without notice. The calculation agent will make all determinations regarding the value of the Notes at maturity, market disruption events, business days, the default amount, the initial stock prices, the final stock prices, the percentage change, the aggregate dividend amount and the principal amount payable in respect of your Notes at maturity. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent. You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations by the calculation agent.

USE OF PROCEEDS AND HEDGING

We will use the net proceeds we receive from the sale of the Notes for the purposes we describe in the attached prospectus supplement under “Use of Proceeds.” We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the Notes as described below.

In anticipation of the sale of the Notes, we or our affiliates expect to enter into hedging transactions involving purchases of securities included in or linked to one or more of the Underlying Stocks and/or listed and/or over-the-counter derivative instruments linked to one or more of the Underlying Stock prior to or on the Pricing Date. From time to time, we or our affiliates may enter into additional hedging transactions or unwind those we have entered into. In this regard, we or our affiliates may:

  acquire or dispose of Underlying Stocks;

  acquire or dispose of long or short positions in listed or over-the-counter derivative instruments based on the price of any Underlying Stock; or

  any combination of the above two.

We or our affiliates may acquire a long or short position in securities similar to the Notes from time to time and may, in our or their sole discretion, hold or resell those securities.

We or our affiliates may close out our or their hedge on or before the Valuation Date. That step may involve sales or purchases of Underlying Stock or over-the-counter derivative instruments linked to one or more of the Underlying Stocks.

     The hedging activity discussed above may adversely affect the market value of the Notes from time to time. See “Risk Factors” in this pricing supplement for a discussion of these adverse effects.

SUPPLEMENTAL TAX CONSIDERATIONS

The following is a general description of certain tax considerations relating to the Notes. It does not purport to be a complete analysis of all tax considerations relating to the Notes. Prospective purchasers of the Notes should consult their tax advisers as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of Canada and the United States of acquiring, holding and disposing of the Notes and receiving payments of principal and/or other amounts under the Notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

Supplemental U.S. Tax Considerations

This section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the United States federal income tax and other tax consequences of your investment in the Notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

The discussion below supplements the discussion under “Certain Income Tax Consequences—Certain United States Federal Income Tax Consequences” in the accompanying prospectus supplement and is subject to the limitations and exceptions set forth therein. This discussion is only applicable to you if you are a United States holder (as defined in the accompanying prospectus supplement).

The treatment of your Note for U.S. federal income tax purposes is uncertain. The Note should be treated as a pre-paid cash-settled forward contract linked to the value of the Basket and the terms of your Note require you and us (in the absence of an administrative or judicial ruling to the contrary) to treat your Note for all tax purposes in accordance with such characterization. If your Note is so treated, you will likely recognize capital gain or loss upon the sale or maturity of your Note (which will be long-term capital gain or loss if you hold your Note for more than one year) in an amount equal to the difference between the amount you receive at such time and your tax basis in your Note. Capital gain of a non-corporate United States holder that is recognized before January 1, 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period with respect to a Note of more than one year. In general, your tax basis in your Note will be equal to the price you paid for it. The deductibility of capital losses is subject to limitations.

Alternative Treatments

Alternatively, it is possible that your Note could be treated as a single debt instrument subject to the special tax rules governing contingent debt instruments. If your Note is so treated, you would be required to accrue interest income over the term of your Note based upon the yield at which we would issue a non-contingent fixed-rate debt instrument with other terms and conditions similar to your Note (the “comparable yield”). You would recognize gain or loss upon the sale or maturity of your Note in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted basis in your Note. In general, your adjusted basis in your Note would be equal to the amount you paid for your Note, increased by the amount of interest you previously accrued with respect to your Note. Any gain you recognize upon the sale, redemption or maturity of your Note would be ordinary income and any loss recognized by you at such time would be ordinary loss to the extent of interest you included in income in the current or previous taxable years with respect to your Note, and thereafter would be capital loss.

If your Note is treated as a contingent debt instrument and you purchase your Note in the secondary market at a price that is at a discount from, or in excess of, the adjusted issue price of your Note, such excess or discount would not be subject to the generally applicable market discount or amortizable bond premium rules described in the accompanying prospectus but rather would be subject to special rules set forth in treasury regulations governing contingent debt instruments. Accordingly, if you purchase your Note in the secondary market, you should consult your tax advisor as to the possible application of such rules to you.

In addition, it is also possible that regulations could be issued in the future under section 1260 of the Internal Revenue Code that could apply to your Note. You should consult your tax advisor about the possible application of any such regulations to you.

Because of the absence of authority regarding the appropriate tax characterization of your Note, it is possible that the Internal Revenue Service could seek to characterize your Note in a manner that results in tax consequences to you that are different from those described above. You should consult your tax advisor as to the tax consequences of possible alternative characterizations of your Note for U.S. federal income tax purposes.

Supplemental Canadian Tax Considerations

The discussion below supplements the discussion under “Certain Income Tax Consequences—Certain Canadian Income Tax Consequences” in the attached prospectus supplement and is subject to the limitations and exceptions set forth therein. This discussion is only applicable to you if you are a Non-Resident Holder (as defined in the accompanying prospectus supplement).

While the matter is not free from doubt, we are of the view that interest paid or credited or deemed for purposes of the Income Tax Act (Canada) (the “Act’) to be paid or credited on a Note (including any payment at maturity in excess of the principal amount) to a Non-Resident Holder should not be subject to Canadian non-resident withholding tax where we deal at arm’s length for the purposes of the Act with the Non-Resident Holder at the time of such payment. In the event interest paid or credited or deemed for purposes of the Act to be paid or credited on a Note (including any payment at maturity in excess of the principal amount) to a Non-Resident Holder with which we deal at arm’s length is subject to Canadian non-resident withholding tax, we will pay such Additional Amounts as described in the section entitled “Specific Terms of the Notes—Payment of Additional Amounts”.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to RBC Capital Markets Corporation, and RBC Capital Markets Corporation has agreed to purchase from us, the aggregate principal amount of the Notes specified on the front cover of this pricing supplement. Subject to the terms and conditions of a terms agreement, dated the date of this pricing supplement, RBC Capital Markets Corporation (the “Underwriter”) has agreed to purchase the Notes as principal for its own account at a purchase price equal to the issue price specified on the front cover of this pricing supplement, less a commission of       %. The Underwriter may resell any Notes it purchases as principal to other brokers or dealers at a discount of up to       % of the principal amount of the Notes. To the extent the Underwriter resells Notes to a broker or dealer less a concession equal to the entire underwriting discount, such broker or dealer may be deemed to be an “underwriter” of the Notes as such term is defined in the Securities Act of 1933, as amended. The Underwriter has advised us that, if it is unable to sell all the Notes at the public offering price, the Underwriter proposes to offer the Notes from time to time for sale in negotiated transactions or otherwise, at prices to be determined at the time of sale.

In the future, RBC Capital Markets Corporation, RBC Dain Rauscher Inc. or another of our affiliates may repurchase and resell the Notes in market-making transactions. For more information about the plan of distribution, the distribution agreement (of which the terms agreement forms a part) and possible market-making activities, see “Supplemental Plan of Distribution” in the accompanying prospectus supplement.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

In addition to the documents specified in the accompanying prospectus and prospectus supplement under “Documents Filed as Part of the Registration Statement”, the following documents will be filed with the Securities and Exchange Commission and incorporated by reference as part of the Registration Statement to which this pricing supplement relates (the “Registration Statement”): (i) the Terms Agreement, dated the date of this pricing supplement, between us and the Underwriter and (ii) the consent of Deloitte & Touche LLP to the incorporation by reference of their report dated November 30, 2005 to the shareholders of the Bank on the financial statements of the Bank as at October 31, 2005 and 2004 and for each of the years in the three-year period ended October 31, 2005. Such documents will not be incorporated by reference into this pricing supplement or the accompanying prospectus or prospectus supplement.

Additional exhibits to the Registration Statement to which this pricing supplement relates may be subsequently filed in reports on Form 40-F or on Form 6-K that specifically state that such materials are incorporated by reference as exhibits in Part II of the Registration Statement.

EXHIBIT

Auditors’ Consent

We refer to the Preliminary Pricing Supplement No. 41 of Royal Bank of Canada (the “Bank”) dated November 2, 2006 relating to the offering of US$           Direct Investment Notes due November 29, 2007 Linked to the Performance of RBC Dain Rauscher’s Guided Portfolio: Dividend Growth, to the Prospectus Supplement dated December 21, 2005 relating to the offering of up to US$6,000,000,000 Senior Global Medium-Term Notes, Series B to the short form base shelf prospectus dated December 21, 2005 relating to the offering of up to US$6,000,000,000 Senior Debt Securities and Subordinated Debt Securities (Subordinated Indebtedness) (collectively, the “Prospectus”). We have read the Prospectus and have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the Prospectus of our report to the shareholders of the Bank on the consolidated balance sheets of the Bank as at October 31, 2005 and 2004 and the consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended October 31, 2005. Our report is dated November 30, 2005.

(signed) “Deloitte & Touche LLP”
Chartered Accountants

Toronto, Canada
November 2, 2006

No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this pricing supplement or the accompanying prospectus or prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank of Canada or the Underwriter. This pricing supplement, the accompanying prospectus and prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this pricing supplement, the accompanying prospectus and prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.

US$

Royal Bank of Canada

Senior Global Medium-Term Notes, Series B

Direct Investment Notes due November 29, 2007

Linked to the Performance of RBC Dain Rauscher’s
Guided Portfolio: Dividend Growth

November       , 2006